CALL NOTICE - ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

itaú

Call Notice

Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting

The stockholders of ITAÚ UNIBANCO HOLDING S.A. ("Company") are invited by the Board of Directors to meet at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting to be held on April 17, 2025, at 10:00 a.m. and 10:10 a.m., respectively. The meetings will be exclusively remote and online for the purpose of facilitating the participation of stockholders wherever they are and will address the matters listed below.

Annual General Stockholders' Meeting – 10:00 a.m.

1. Take cognizance of the Management and Auditors' Reports Independent, the Opinion of the Fiscal Council and the Summary of Audit Committee Report and examine them, to deliberate on the administrators' accounts and related financial statements for the fiscal year ending December 31, 2024, with the exception of the provisions of the former administrator Mr. Alexsandro Broedel Lopes;

2. Decide on the annulment, by operation of law, of the approval of the accounts of former Administrator Alexsandro Broedel Lopes regarding the exercises 2021, 2022 and 2023, revoking any discharge that may have been operated for your benefit;

3. Resolve upon the allocation of net income for the year;

4. Define the number of members that will compose the Board of Directors and elect their members for the next annual term of Office, including the co-chairmen, the vice chairman and the independent members. In view of the determinations in CVM Resolution No. 70/22, it is recorded that, for the adoption of a multiple voting process in the election of the members of the Board of Directors, the requesting stockholders should represent at least five percent (5%) of the voting capital;

5. Elect the effective and alternate members of the Fiscal Council for the next annual term of office; and

6. Resolve upon the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Officers, as well as the compensation of the members of the Fiscal Council.

Call Notice

Extraordinary General Stockholders' Meeting – 10:10 a.m.

1. Amend the wording of Article 3 (head provision) of the Bylaws for the purpose of recording the new composition of the subscribed and paid-up capital, in accordance with the resolution of the Board of Directors of February 5, 2025 on the increase of capital within the limit of the authorized capital;

2. Exclude from item 8.2, VII of the Bylaws the mention of the Resolution of the National Monetary Council No. 3,921/2010, which was revoked by the Resolution of the National Monetary Council No. 5,177/2024; and

3. Consolidate the Bylaws with the amendments mentioned above.

The full description of the matters proposed, as well as their justification, is presented in the Manual of the Meeting.

The documents to be reviewed at the Meeting are available to stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via the email address ri@itau-unibanco.com.br.

The Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who send the documents below by April 15, 2025 to the email address drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper registry of commerce.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the Meetings by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document, and the documents listed below evidencing the validity of their proxy (we request that any documents issued abroad be consularized or apostilled and accompanied by the respective sworn translation). We clarify that the representative of the legal entity stockholder does not need to be a stockholder, a management member of the Company or a lawyer.

Call Notice

a) Legal Entities: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of the management members and the corresponding proxy with signature notarized by a public notary's office.

b) Individuals: a proxy with signature notarized by a notary public.

In order to facilitate the work at the Meetings, the Company suggests that stockholders represented by proxies send a copy of the documents listed above by April 15, 2025 to the email address: drinvest@itau-unibanco.com.br.

The Company has implemented a remote voting system, in accordance with CVM Resolution No. 81/22, as amended, making it possible for its stockholders to send remote voting forms (i) directly to the Company, (ii) to the stockholders' respective custodians, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, according to the procedures described in the Manual of the Meeting.

São Paulo (SP), March 17, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer